UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 1-12499
CUSIP NUMBER: 218916 10 4

(CHECK ONE):	/x/ Form 10-K	/ / Form 20-F	/ / Form 11-K	/ / Form 10-Q	/ / Form N-SAR

For Period Ended: June 30, 2001
/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION
Cornerstone Propane Partners, L.P. Full Name of Registrant
Former Name if Applicable
432 Westridge Dr. Address of Principal Executive Office (Street and Number)
Watsonville, California 95076 City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/x/	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
/x/		will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The audit of the financial statements of Cornerstone Propane Partners, L.P. (the "Registrant") will not be completed by September 28, 2001, the last day for a timely filing of its Annual Report on Form 10-K for the fiscal year ended June 30, 2001, pursuant to Rule O-3 of the General Rules and Regulations under the Securities Exchange Act of 1934.

Registrant's auditors, Arthur Andersen, LLP, have not completed their audit and issued their report for the year ended June 30, 2001 to enable Registrant to timely file its Annual Report on Form 10-K by September 28, 2001. Registrant's auditors, Arthur Andersen, LLP, will not have sufficient time to complete their audit and issue their report for the year ended June 30, 2001 without unreasonable effort and expense (Exhibit A attached).

(Attach Extra Sheets if Needed)

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Richard D. Nye (Name)	831 (Area Code)	724-1921 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). /x/ Yes / / No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? / / Yes /x/ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

*
Cornerstone Propane Partners, L.P.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	October 5, 2001	By:	/s/ Richard D. Nye

Acting Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional Misstatements or omissions of fact
constitute Federal Criminal Violations
(SEE 18 U.S.C. 1001).

General Instructions

1.
This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

*
THIS FILING IS MADE TO CORRECT AN ERROR IN THE PREVIOUS FILING RELATING TO QUESTION 3.

3.
A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.
Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly indentified as an amended notification.

5.
Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).

EXHIBIT A

Arthur Andersen, LLP
45 South Seventh Street
Minneapolis, Minnesota 55402
Phone: 800-326-2540
Fax: 612-334-4700

September 27, 2001

Securities and Exchange Commission
450 Fifth Avenue, N.W.
Washington, DC 20549

Gentlemen:

This letter is written in response to the requirement of Rule 12b-25 (c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of Cornerstone Propane Partners, L.P. (The "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-K for the year ended June 30, 2001 because our Firm has not yet completed our audit of the financial statements of the Registrant for the year ended June 30, 2001 and is therefore unable to furnish the required opinion on such financial statements.

We hereby advise you that we have read the statements made by the Registrant in Part III of its filing on Form 12b-25 and agree with the statements made therein.

Very truly yours,

/s/ Arthur Andersen, LLP

ARTHUR ANDERSEN, LLP
Certified Public Accountants